Skadden, Arps, Slate, Meagher & Flom llp ONE BEACON STREET OSTON, MASSACHUSETTS 02108-3194 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com November 20, 2009

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U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Advantage Advisers Multi-Sector Fund I

Ladies and Gentlemen:

On behalf of Advantage Advisers Multi-Sector Fund I, a Delaware statutory trust (the "Fund"), please find transmitted herewith additional definitive soliciting materials relating to the Fund's special meeting of shareholders to take place on December 4, 2009 ("Additional Soliciting Materials") for the purpose of considering the Fund's proposed Plan of Liquidation and Dissolution, filed on November 20, 2009 pursuant to the Securities Exchange Act of 1934, as amended, and the General Rules and Regulations thereunder.  The Fund currently intends to mail copies of the Additional Soliciting Materials to its shareholders on November 20, 2009.

If you have any questions or require any further information with respect to the Additional Soliciting Materials, or any other matter relating to the Fund, please call the undersigned at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon, Esq.